Robert M. Steinberg	1900 Avenue of the Stars, 7th Floor
RSteinberg@jmbm.com	Los Angeles, California 90067-4308
(310) 203-8080 (310) 203-0567 Fax
www.jmbm.com
January 5, 2010
VIA EDGAR
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Re: Emulex Corporation (File No. 001-31353) — Form 10-K for period ended June 28, 2009
Dear Mr. Gilmore:
     On behalf of Emulex Corporation (the “Company” or “Emulex”), this letter is in response to your letter dated December 24, 2009 relating to the above-referenced annual report.
     Per my conversation with Katherine Wray of the Staff on January 4, 2010, due to the Christmas and New Year’s holidays, certain Company personnel whose input is necessary in order to fully consider and respond to the Staff’s comments have been traveling, on vacation or otherwise not immediately available.
     In light of the foregoing, the Company intends to provide its response to your December 24, 2009 letter on or before Friday, January 29, 2010. Please let us know as soon as possible if the proposed timing is problematic.
     Thank you in advance for your cooperation.
Sincerely,
/s/ Robert M. Steinberg
ROBERT M. STEINBERG of
Jeffer, Mangels, Butler & Marmaro LLP

cc:	Katherine Wray, Staff Attorney James M. McCluney Michael Rockenbach Randall Wick Natalie Smith Mark Clemens
A Limited Liability Law Partnership Including Professional Corporations / Los Angeles • San Francisco • Orange Country